Exhibit 99.1
Letter from the Board of Trinity Biotech plc

September 8, 2022

Dear Shareholder,

Annual General Meeting of Trinity Biotech plc (the “Company”)

The board of directors (the "Board") of the Company encloses notice of an annual general meeting of the Company, to be held at the Company’s registered office at IDA Business Park, Bray, Co. Wicklow, Ireland, A98 H5C8, on September 30, 2022 at 10:00am (the "AGM").

Business of Annual General Meeting

We would like to take this opportunity to provide some additional information in relation to the various items of business which are to be considered at the AGM.

Ordinary Business

Resolution 1 seeks the approval from shareholders for an increase in the Company’s authorised share capital by the creation of an additional 600,000,000 A ordinary shares of US$0.0109 each, in order to maintain flexibility.

Resolution 2 deals with the reappointment of Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

Resolution 3 seeks to authorise the Board to fix the statutory auditors' remuneration.

Resolution 4 proposes the re-election of Aris Kekedjian, Michael Sung Soo Kim and Seon Kyu Jeon as directors who retire at the AGM and, being eligible, offer themselves for re-election. The re-election of each director will be considered separately. The biographical details of, and further relevant details relating to, each of the directors seeking re-election are set out in the Appendix 1 to this letter.

Resolution 5 deals with the review of the affairs of the Company and consideration of the statutory financial statements of the Company for the year ended December 31, 2021 together with the reports of the directors and statutory auditors thereon.

Special Business

Resolutions 6 and 7 seek to alter the Memorandum of Association of the Company and to approve and adopt new Articles of Association of the Company to take account of certain changes to Irish company law resulting from the Companies Act 2014 (the "Act") and certain related developments. A summary of the material proposed changes is set out in Appendix 2 to this letter. A copy of the Memorandum and Articles of Association in the form amended by this resolution (in the case of the Memorandum of Association, marked to highlight the proposed changes) is available on the Company's website www.trinitybiotech.com, and will also be available for inspection at the registered office of the Company during business hours on any business day from the date of the notice of the AGM up to and including the date of the AGM as well as being available at the AGM on September 30, 2022.

Resolution 8 seeks to renew the authority for the Company and/or any of its subsidiaries to purchase the Company's own shares and American Depositary Receipts evidencing such shares ("ADRs") on NASDAQ within certain prescribed limits. This authority must be renewed at least every five years. Under the terms of this resolution, the maximum number of shares that can be purchased is 25% of the shares in issue at close of business on the date of the passing of the resolution. The minimum price which may be paid is the nominal value of the shares (or shares evidenced by ADRs) acquired by the Company under this resolution and the maximum price is 110% of the average of the NASDAQ official close price of such shares for the previous 10 business days. The power under this resolution will expire 5 years after the forthcoming AGM unless previously revoked, varied or renewed.

Resolution 9 sanctions the price range at which any shares or ADRs held in treasury ("Treasury Shares") can be re-allotted other than on a securities exchange. This authority must be renewed by the Company on an annual basis. The maximum and  minimum prices at which an ADR may be re-allotted are $30.00 and 85% of the average of the NASDAQ official close price of such ADRs calculated over the 10 business days immediately preceding the date of such re-allotment respectively (as appropriately adjusted for shares underlying the ADRs). If adopted, the authority under this resolution will expire 18 months after the forthcoming AGM unless previously revoked, varied or renewed.

How to Vote

ADS holders

If you hold A ordinary shares, par value $0.0109, ("A Ordinary Shares") in ADS form (i.e., your shares are held as American Depository Shares through the program’s depositary, The Bank of New York Mellon (“BNY”)), you will receive voting instructions: (i) from BNY directly, in the case of registered holders of ADSs (sometimes referred to as holding ADSs “of record”), or (ii) in the case of ADSs held beneficially (ie, “in street”), from your broker.  You must follow the instructions received in order to vote your shares.

Registered Ordinary Shareholders

For those registered holders of A Ordinary Shares who are not attending the meeting, we would strongly encourage you to vote your shares by completing, signing and returning the enclosed form of proxy as soon as possible. To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than September 28, 2022 at 10:00am  (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

Please follow the simple instructions set forth on the proxy card you receive to vote your shares.

Recommendation

The Board is satisfied that the resolutions set out in the notice of AGM are in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that you vote in favour of each of the resolutions as they intend to do in respect of all the shares which can be voted by them.

As always, we thank you for your continued support.

The Board

September 8, 2022

APPENDIX 1

BIOGRAPHIES OF DIRECTORS STANDING FOR RE-ELECTION

Aris Kekedjian

Non-Executive Director

Aris joined the Board of the Company in May 2022. Mr. Kekedjian spent 30 years in GE in several senior roles, including as GE’s Chief Investment Officer and Global Head of Business Development. Mr. Kekedjian previously held roles as President & Chief Executive Officer at Icahn Enterprises, Senior Advisor to ECN Capital, and Independent Director of various public companies including Xerox Corporation, Finserv Acquisition Corp., and XPO Logistics, Inc. He is currently Managing Partner at Webbs Hill Partners LLP. He received his undergraduate degree from Concordia University.

Michael Sung Soo Kim

Non-Executive Director

Michael has a wealth of financial experience having spent the last three decades within international finance across areas such as Asset Management, Real Estate Investments, Robo-Advisory and Wealth Management and has held several senior executive positions include CEO of Hyundai Securities Asia.

Seon Kyu Jeon

Chairman

Seon Kyu Jeon is the founder and Chairman of MiCo Group. MiCo Group is a diversified industrial group headquartered in South Korea. MiCo Group is engaged in semiconductor, energy and healthcare/ biotech sectors in many countries globally.

APPENDIX 2

SUMMARY OF AMENDMENTS TO THE CONSTITUTION

Below is a high-level summary of the key amendments proposed to be made to the Company's Articles of Association should the resolution adopting new Articles of Association be passed by the shareholders of the Company at its AGM on September 30, 2022.

Set out, where relevant and for reference, are the practical similarities between the Articles of Association and the previous constitutional documents of the Company.

All capitalised terms, unless otherwise defined in this Appendix, have the meaning assigned to such terms in the letter to which this document is appended.

No.	Amendment	Reason
1.
Miscellaneous:

◾    Replacement of references to provisions of the previous Companies Acts with the equivalent provisions of the Act.

◾    General updates throughout to reflect default provisions / mechanics of the Act.
To ensure consistency between the Articles of Association and the statutory references in the Act.
2.	Share Capital: No amendment to authorised share capital.
No requirement to update share capital clause in light of amendments resulting from the Act – share capital will remain the same as it was prior to the new Articles of Association being adopted.

However, the authorised share capital is proposed to be increased by virtue of a separate resolution to be voted upon at the AGM (and will therefore be increased, if that separate resolution is passed at the AGM).

The nominal value of shares shall remain the same and no new class of shares shall be created by virtue of proposed amendments to the Articles.

3.
Amendment to allotment authority:

◾    Directors are generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities up to the amount of the Company's authorised share capital and (unless it is renewed or a longer period of time is allowed under applicable law) this authority shall expire five years from the date of adoption of the Articles of Association.

◾    Expansion of provisions relating to allotment more generally, to include various residual allotment authorities of the directors.

To reflect the Act and to align the Articles of Association with those of comparable companies.

4.
Procedural Matters Relating to General Meetings:

◾    Explicit reference to the holding of general meetings by electronic means.

◾    Shareholders holding at least 40% of the issued and outstanding A Ordinary Shares present in person or by proxy and entitled to vote shall be a quorum for all purposes.

◾    Voting at general meetings shall be done by way of a poll.

To align the Articles of Association with those of comparable companies and reflect the general trend for facilitation of shareholder meetings by electronic means.

Amendment of quorum for general meetings to reflect more standard market practice, and for administrative ease.

Previous quorum requirements (five members present in person or by proxy, being not less than five individuals, holding not less than 40% of the A Ordinary Shares in the Company) were unusual relative to other comparable Irish companies and generally cumbersome.

Previous default voting arrangements (ie, show of hands) would no longer be deemed standard practice and so the more modern voting by way of a poll has been established as default in the Articles of Association.

5.
Board governance arrangements:

◾    Number of directors remains the same as before (ie, number of directors shall be not more than ten and not less than four).

◾    One-third of the directors for the time being other than a director holding an executive office with the Company shall retire from office at each annual general meeting.

◾    Quorum for meeting of directors remains at 3 directors.

◾    Chairperson retains casting vote on equality of votes.

No substantive amendments.
6.	Use of Company property: Clarification that directors may use Company property, subject to restrictions that the Company may impose.	Section 228(1)(d) of the Act provides that the directors may not use the Company's property, unless permitted by the Articles of Association.
7.	Transmission of shares: Expansion of provisions relating to election to become registered shareholder on transmission.	To simplify the operation of the Articles of Association and align the Articles of Association with those of comparable companies.
8.	Dividends: Expansion of provisions related to payment of dividends, including updates to payment by electronic transfer.	To ensure Articles of Association are up-to-date and align Articles of Association with those of comparable companies.
9.	Communications: Inclusion of additional provisions related to electronic communication.	To ensure Articles of Association are up to date and align Articles of Association with those of comparable companies.